Gorilla Technology Group Inc.

7F, No.302, Ruey Kuang Road

Neihu, Taipei 114720, Taiwan, R.O.C.

March 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Kyle Wiley and Joshua Shainess

Re: Gorilla Technology Group Inc.

Amendment No. 1 to Registration Statement on Form F-4

Filed February 18, 2022

File No. 333-262069

Dear Sir or Madam:

This letter sets forth responses of Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company” or “Gorilla”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated March 8, 2022 (the “Comment Letter”), relating to Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-262069) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 2”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4 Certain

Projected Financial Information, page 87

1.	We note your response to prior comment 10. Revise to provide more granular detail of your stated assumptions. For example, provide further context for the following: “Shorter delivery lead times and revenues from new lines of business and geographies will start to be recognized on a SaaS-based approach beginning at contract signing, rather than at delivery.”

Response to Comment 1:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 88 and 89 of Amendment No. 2.

2.	We note your response to prior comment 11. In order to provide investors with all material information to assess the Intro-Act research report and Intro-Act’s role, revise your disclosure to include the information provided in the second and third to last paragraphs of your response letter.

Response to Comment 2:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 83 of Amendment No. 2.

Securities and Exchange Commission
March 14, 2022

The Nasdaq Proposal, page 100

3.	We note your response to prior Comment 13. However, your amended disclosure is not responsive to our comment. Please revise to specify the number and percent of securities that would be issued under this proposal for each distinct purpose.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6, 20, 72 and 101 of Amendment No. 2.

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and June 30, 2020 Revenue,

4.	We have reviewed your response and expanded disclosures in response to prior comment 18. We repeat our prior comment to revise to disclose the amount of revenue recognized from your various offerings for each reporting period included in this filing. In this regard, we note your disclosure on page 141 that your primary sources of revenue are derived from the sale of hardware, software and services. This disclosure should also quantify the material factors for changes in each revenue type for each period presented. In addition, your expanded disclosure related to the increase in revenue between new customers and existing customers is unclear. In this regard, your current statement, “The amount of the increase in revenue between new customer and existing customers for the six months ended June 30, 2021 is $1.61 million, or 10.68%” does not differentiate between the increase of revenue between new customers and existing customers. Please advise or revise accordingly. Refer to Section III.B of SEC Release 33-8350.

Response to Comment 4:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 142, 145 and 147 of Amendment No. 2.

Cost of Revenue and Gross Margin, page 143

5.	We note your expanded disclosures in response to prior comment 17. Please expand your disclosures to clarify why your cost of revenue increased. Specifically, your current disclosures do not appear to explain why your security convergence cost of revenue increased 35% and your Video IoT cost of revenue increased 5%. Similar concerns apply to your cost of revenue for the years ended December 31, 2020 and December 31, 2019. Refer to Section III.B of SEC Release 33-8350.

Response to Comment 5:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 145 and 147 of Amendment No. 2.

Notes to the Consolidated Financial Statements 4. Summary of significant accounting policies y) Revenue recognition

(b) Sales of goods -software, page F-46

6.	We note your expanded disclosures in response to prior comment 24. Please clarify your disclosure to explain the type of software license or licenses that you offer. Further clarify your language that the sale of software products can be accounted for as a single or multiple performance obligations as well as identify how and when the software revenue is recognized. In addition, please clarify your response that states you do not offer any post-contract customer service (PCS) for your software offerings. Explain whether you offer software maintenance services such as technical support or the right to receive unspecified updates, upgrades and enhancements.

Securities and Exchange Commission
March 14, 2022

Response to Comment 6:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-46 of Amendment No. 2 accordingly to (i) explain the type of software license that it sells, (ii) clarify the identification of single or multiple performance obligations in a contract and (iii) disclose how the related revenue is recognized.

In addition, the Company notes that it does not offer any post-contract customer services (PCS) such as technical support or the right to receive unspecified updates, upgrades or enhancements. The Company has clarified in its disclosure that its only post-sale obligation to its customers is in respect of warranties that provide assurance that its products will operate in accordance with agreed-upon specifications and function as intended. These warranty provisions are only invoked when a customer makes requests relating to flawed, malfunctional or defective products. Since customers do not have the option to purchase the warranty separately and the warranty does not offer any technical support or the right to receive unspecified updates, upgrades and enhancements, the warranty is not considered a separate performance obligation pursuant to IFRS 15.B28 through B33 and, accordingly, is accounted for as a liability in accordance with IAS 37.

7.	We note your expanded disclosures in response to prior comment 28. Please expand your disclosure to explain if you sell each of your offerings separately in order to determine the relative stand-alone selling price. Otherwise, disclose the method that you use to estimate the stand-alone selling price. Refer to IFRS 15.73 through 86. In addition, please clarify how you allocate the transaction price to each distinct performance obligation when an arrangement includes hardware, software, and services. Clarify your statement that “all goods and services in the contract are exclusively accounted for as a single performance obligation”. Explain whether all or most of your arrangements are deemed a single performance obligation.

Response to Comment 7:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-46 and F-47 of Amendment No. 2 accordingly to explain how it determines relative stand-alone selling prices (see Note 4(y)(b) (“Sales of goods-software”)). The Company has also expanded Note 4(y)(c) (“Sales of services”) to disclose that all arrangements within the same service contract are deemed a single performance obligation and, accordingly, allocation of the transaction price to performance obligations is not applicable.

Note 17. Share-based payment, page F-59

8.	We have reviewed your response to prior comment 29. Please provide a more detailed analysis that explains the difference between the estimated fair value at the last grant date compared to the implied fair value based on the exchange ratio in the Business Combination Agreement. This analysis should include how you determined the estimated fair value at the last grant date.

Response to Comment 8:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the estimated fair value of the underlying share of the Company at the last grant date was estimated to be $6.91/share, which was determined using a valuation model based on an income approach (the “Income Approach”).  The Income Approach was based on a discounted five-year free cash flow to equity projection (the “Projection”), with the following key assumptions:

●	a discount rate of 11.43% applied to the Projection (determined by using Required Rate of Return for Equity, without considering any additional cash injections);
●	a discount of 20% for the estimated control premium inherent in the Income Approach;
●	a discount of 20% for lack of marketability;
●	growth rates for revenue in the forecasted period that ranged from 3.0% to 25.3%; and
●	a terminal growth rate of 2.63%.

The Company also considered alternative valuation methods, most notably based on the Market Approach, but concluded that approaches based on (i) price to earnings multiples (P/E), (ii) enterprise value to earnings before interest and taxes ratio (EV/EBIT), and (iii) enterprise value to earnings before interest, taxes, depreciation and amortization ratio (EV/EBITDA) of listed peer companies would not yield meaningful results because it is in a loss-making position preceding the grant date and approaches based on (iv) enterprise value to sales ratio (EV/S) and (v) price to book ratio (P/B) of listed peer companies are only reflecting the current financial and business condition and unable to reflect the benefit from development of new businesses of the Company in the future. Accordingly, the Company concluded that the Income Approach provided the best estimate of the estimated fair value of its underlying shares at the last grant date.

As it relates to the implied fair value based on the exchange ratio in the Business Combination Agreement, the Company notes that the public share price of Global SPAC Partners Co. (“Global”) on December 21, 2021 was $9.99/share and each Global share is entitled to one (1) share of the Company in the Business Combination; therefore, the implied fair value of each the Company share based on the terms of the Business Combination Agreement was determined to be approximately $10/share. As highlighted in its prior response, the Company believes that the differential in the estimated fair value of its shares as of October 5, 2021 ($6.91/share based on the Income Approach) and the implied fair value based on the Business Combination Agreement is explained by several factors, most notably (i) a discount for lack of marketability, which would not be reflected in the publicly-quoted share price of Global, (ii) the benefits of the Business Combination itself (e.g. without any additional cash injections, the Company would be more constrained in its ability to expand into new businesses as expected post-Business Combination), and (iii) the risk that the Business Combination will not actually be consummated.

General

9.	Please file a representation as an exhibit that confirms that you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States. Refer to paragraph 2 of the Instructions to Item 8.A.4 of Form 20-F.

Response to Comment 9:

The Company acknowledges the Staff’s comment and has inserted Exhibit 99.8 to Amendment No. 2.

Securities and Exchange Commission
March 14, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Robert S. Matlin at (212) 536-4066 and David A. Bartz at (615) 780-6743 of K&L Gates LLP.

Sincerely,

By:	/s/ Sih-Ping Koh
Name: Sih-Ping Koh
Title: Chief Executive Officer

Via E-mail:

cc:	Robert S. Matlin
David A. Bartz
K&L Gates LLP

Matthew A. Gray

Jessica Yuan

Ellenoff Grossman & Schole LLP